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STARTUP ENGAGEMENT MANAGEMENT PLATFORM

"Whether it's a temporary pitch, or for a long-term solution, SwitchPitch Connect offers a unique opportunity to build a network, solve problems and foster innovation."*

Bryson Koehler,
Chief Information and Technology Officer, The Weather Company



*The above individual was not compensated in exchange for his testimonial. In addition, their testimonials should not be construed as and/or considered investment advice.

EXECUTIVE SUMMARY

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WHAT WE DO:

SaaS marketplace and startup directory connecting big companies to nimble startups – unlocking resources and productivity – *LinkedIn for business development.*

WHY NOW?

Digital collaboration between large and small business is a **$1.5 trillion growth opportunity**, equivalent to 2.2% of global GDP

– **Accenture**

TRACTION TO DATE:

- Q4 ‘15: Citibank is first paid enterprise client; 200 enterprise users
- Q1 ‘16: Time Inc, Barclays, Syngenta added as beta users

CURRENTLY RAISING:

- $1.5 million seed round
- Previously raised $505k from Dreamit Ventures, Allen Morgan and Stan Shuman

TEAM EXPERIENCE

Zeta Interactive
EXELIS
magazines.com
OrderGroove – Subscription Solutions for Retail.

CUSTOMERS

citi
CNN
Time Inc.

PROBLEM

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Big Companies
Losing market share
to innovative startups

Startups
May not be able
to break into
big company needs

IDC predicts 1/3 of the top 20 companies in every industry will see their profits, revenues & market positions decline as a result of disruption by emerging market forces, such as a nimble startup or a product created by a rival.

SOLUTION

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Harnessing the power of the marketplace for enterprise innovation



Big Companies
Projects
Marketplace
Projects
Submissions
Startups
Database
Searchable 35,000+ directory with plans to integrate AI for highly-targeted recommendations

HOW IT WORKS

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SwitchPitch makes enterprise startup engagement and supplier diversity programs easier and more efficient:

Save time: Big companies discover solutions for their needs, through specific startup submissions from our startup network.

Stay ahead of innovation: Reach innovative startups and small businesses with real solutions ready to execute on projects.

How customers use SwitchPitch Connect:

- **Citi** reimagined how to provide ongoing value to its work force using innovative startup solutions
- **Assurant** determined proof-of-concept for new mobile ideas
- **Global Payments** discovered a SMB loyalty rewards platform to drive more customer transactions

MARKET SIZE

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Digital collaboration between large and small business is a **$1.5 trillion growth opportunity -** equivalent to 2.2% of global GDP

– **Accenture**


Technology startups
Minority SMBs
$1.5 trillion opportunity
Women-owned SMBs
Custom Dev shops

Fortune 500 companies spend $104 billion annually on supplier diversity

– **National Minority Supplier Development Council**

WHY NOW?

Startups exploding

Large companies losing market share

Technology costs dropping

Willingness to work with startups

This figure is based on management opinion and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

TRACTION

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$3 mm in revenue for startups

35% of projects matched

200+ big companies

35,000+ startup profiles


Monthly Growth
300
225
150
75
0
Startups
Enterprise
Bids
Sept
Oct
Nov
2015

Featured in: Bloomberg Inc. U.S.News & WORLD REPORT Entrepreneur UPSTART business journal

USE CASES

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We believe projects cut across corporate divisions and are needed in strong economies for innovation, and slow economies for cost savings

HR	Sales / Marketing	Operations	Technology	Product
citi	HAVAS	The Weather Company	THALES	OXFORD UNIVERSITY PRESS
Smarter Worklife Challenge	Relevant-Time Marketing Analytics	Cloud Video Editor	Assured PNT	Word Games
Crowd-source HR innovation to improve the "Employee Journey"	Create an interactive dashboard that provides a 'snapshot' of a brand's health	A light weight, cloud based video editor that works on top of existing streaming technologies	Provide position, navigation and timing indoors or an enclosed space	Build a fun, engaging word/language game app to be used in connection with the Oxford Global Languages initiative

MONETIZATION

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B2B SaaS Business Model

	Standard ($1,000/month)	Pro ($5,000/month)	Enterprise ($10,000/month)
Efficient tools to manage projects	✔	✔	✔ *
Project posting per month	10	20	Unlimited
Participation with live SwitchPitch events (customize startup Terms/Conditions and more!)	2	5	Unlimited
Private project directory	-	✔	✔
Search startup directory	-	✔	✔
Direct introductions to startup networks	-	✔	✔
Save and share startups internally	-	-	✔
Log deal details on startup profiles	-	-	✔
Push projects to specific startups (TechStars, Dreamit and many more!)	-	-	✔
Invite startup to bid on project	-	-	✔
Customization features	-	-	✔

* Enterprise plan – including internal initiatives such as Hackathons

TEAM

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Michael Goldstein

President

- 2 prior consumer online subscription startups with successful exits.
- 15+ years startups business development experience.



Jeff Ryder

Business Development

- Chief Strategy Officer at Exelis (XLS)
- 15 years innovation / strategy experience



Mariah Robinson

Marketing

- Extensive social media / content marketing experience

Board / Advisors



Ian McNish

LinkedIn Founding Team



Allen Morgan

IdeaLab / Mayfield



David Steinberg

Zeta Interactive



Bill Angeloni

FreeMarkets GM (former)

COMPETITION

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	SwitchPitch	DevPost	Partnered	You Noodle	Matter mark	Kite	CB Insights	Ideo
Startup profiles	x	x	x	x	x	x	x	
3rd-party startup data	x	x	x		x	x	x	
Post challenges / hackathons	x	x	x	x				x
Startup submissions	x	x		x				
Used by multiple corporate divisions	x		x					x
Scalable model	x				x	x	x	
Idea aggregation	x							x
Projects Marketplace	x							

We believe we are stronger than the competition with marketplace approach;
startup distribution & end-to-end solution

We believe we are threatened by the competition in ease of adoption & onboarding

These figures are based on management opinion and is meant for illustrative purposes. They do not represent the scope of competition in the marketplace, nor do they represent guarantees of future results, levels of activity, performance, or achievements.

INVESTMENT

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$1.5 million investment

Current Investors

- Dreamit Ventures
- Michael Goldstein – Board Member
- David Steinberg
- Caivis Acquisition Corp.

Use of Proceeds

- Technology Development – $350k
- Team Expansion – $625k
- Marketing / PR / Lead Gen – $225k
- Global Launch – $150k

APPENDIX / BACKUP

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GO-TO-MARKET

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Distribution Strategy: Network effect for startup acquisition leveraging big company relationships

	Traction 2016	Growth 2017
Main focus:	Expand team	Global expansion
Priority tasks:	• Hire VP Dev and VP Sales • Enlist vertical sales partners • Client onboarding / training • Rollout startup partner program	• Executive team • Global product rollout • Deep penetration into 5 top verticals
Target results:	• 100 projects live • 20 recurring clients • 40% clients aggregating employee ideas	• 1,000 projects live • 100 recurring clients • 80% y/y client retention

These figures are based on management opinion and is meant for illustrative purposes. They do not represent the scope of competition in the marketplace, nor do they represent guarantees of future results, levels of activity, performance, or achievements.

PROCESS

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ESTABLISHED COMPANIES

1. Identify startups using 35k+ startup database
2. Companies track startups using tags and notes
3. Top priorities posted to marketplace
4. Big company stakeholders rank / vote on bids

Big company engages with startup solution & deals are done

1. Startups create SwitchPitch profiles
2. Startups add case studies & client ratings / reviews
3. Startups find relevant projects on SwitchPitch
4. Startups submit bids for projects

STARTUPS

LOOKING FORWARD

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- We are seeking $1.5 million
- We aim to scale enterprise clients and startup community partners in the next 12 months



Team Building
Company Progress
Hire Sales; Developer; Account manager
Hire VP Development; VP Sales
Launch
Traction
Growth
1st paid enterprise customer
Expand team
20 enterprise clients; 60k startup profiles
Q4 15
Q1 16
Q2 16
Q3 16
Q4 16

These figures are based on management opinion and is meant for illustrative purposes. They do not represent the scope of competition in the marketplace, nor do they represent guarantees of future results, levels of activity, performance, or achievements.

PRODUCT SCREENS

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SwitchPitch White House Demo Day
Budget:
To be determined
Live
American Cancer Society
American Cancer Society Cancer Program Consulting Tool
In order to effectively impact the quality of care for patients served in cancer programs, the American Cancer Society seeks a...
Mobile
Development
Health
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Unilever
Sustainable Bathing
Work with Unilever to create a product that allows consumers to bath/feel clean with less water and / or lower water temperatures.
Platform
Hardware
Internet of things
Social Platform
Health
View
Data Conditioning
Thales Data Conditioning is targeted to provide a similar commercial networking user experience over a satellite network.
Enterprise
View
Wifi Documentation
Wifi optimization app (the "App") for customers and technicians.
App
Enterprise
Wifi
View
Project Details
Information of the project to help during the bidding process.
Population Council: Women's Health Technology App for Resource Constrained Settings
Created by Population Council
CAPI/ACASI (I'll explain) Wizard
Population Council
switchpitch
Project Info
Ask a Question
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Status:
Live
Budget:
$10k - $15k
Bid Due By:
02/27/2015
Estimated Start Date:
02/27/2015
Tags: mobile, app, big data, saas
POPULATION COUNCIL
Ideas. Evidence. Impact.
Population Council
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EVENT DUE BY
Mar 27, 2014
Status
Live
EVENT DUE BY
May 22, 2014
SwitchPitch LA
UCLA Ackerman Grand Ballroom
Fee: $99.00
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EVENT DUE BY
Mar 05, 2015
Status
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EVENT DUE BY
Mar 06, 2015
SwitchPitch Miami
The Light Box at Goldman Warehouse
Fee: $95.00
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MAG Test
The Light Box at Goldman Warehouse
Fee: $0.00
MAG is holding a Test event.
Register
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ENTERPRISE USERS

BOEING

BARCLAYS

Microsoft

SAMSUNG

SONY

Time Inc.

citi

MARKETING DEEP DIVE

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Path to **100** Customers


100
Customers
Reseller network
Hire VP Marketing
Attend innovation conferences
Content marketing with Hubspot
Hire Director of Sales
Marketing automation
PR launch for Connect
Customer
Time

These figures are based on management opinion and is meant for illustrative purposes. They do not represent the scope of competition in the marketplace, nor do they represent guarantees of future results, levels of activity, performance, or achievements.

STARTUP NETWORK

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REACH INNOVATIVE STARTUPS

Accelerator Partners

techstars

Global Accelerator Network

Global Consulate Partners

Canadian International Development Agency

Government of Israel
Economic Mission to North America
New York Office

SWITZERLAND GLOBAL ENTERPRISE
enabling new business

USES

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Innovation	Business Development	RFP / Procurement
✓ Manage startups on our platform and leverage their capabilities ✓ Identify innovative solutions, not just concepts ✓ Gain access to our startup database to expand your reach	✓ Identify startups specifically with your needs ✓ May lower risk by selecting resources with direct, proven experience, rather than just validated skills	✓ Identify new vendors not found in other procurement channels ✓ Find innovative solutions for procurement needs ✓ Control the RFP process with custom questions